Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: June 19, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Press Release
Daniel Ritz named new Chief Strategy Officer of Swisscom
Daniel Ritz has been named by the Swisscom Board of Directors as the new Chief Strategy Officer of Swisscom and member of the Executive Board. He succeeds Christoph Brand who — as previously announced — will leave Swisscom. Daniel Ritz will take up his new appointment as Head of Business Development and Corporate Strategy on 1 September 2006.
Daniel Ritz (born 1966) studied at the University of St. Gallen and graduated with a degree in information management and a doctorate in business economics. He has been with the Boston Consulting Group in Zurich since 1994, most recently as a partner focusing on strategy and corporate development. Daniel Ritz is a recognised expert in international telecoms, IT and media, and worked for many years in the US for the Boston Consulting Group.
Berne, 19 June 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: June 19, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law